UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2025

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated May 15, 2025, to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, May 15, 2025 Comisión Nacional de Valores

RE.: Relevant Matter

Dear Sirs,

I am writing to you in my capacity as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to inform you that today, our subsidiary Telefónica Móviles Argentina S.A. (“TMA”) has paid ARS $83,070,480,057 to the tax authorities in respect of the corresponding taxes, including compensatory interest, arising from its acquisition by Telecom Argentina dated February 24, 2025. This payment was made because the two-year period required under Argentine tax regulations had not yet elapsed following the merger by absorption of Telefónica Argentina S.A. (“TASA”) by TMA, which is necessary for such merger to be considered tax-free.

Effective as of January 1, 2024, TMA absorbed TASA by merger, within the framework of the tax-free corporate reorganization regime provided under Articles 80 and 81 of the Argentine Income Tax Law (Consolidated Text 2019).

Under this regime, transfers of assets and rights to the absorbing company are not taxable, and certain tax rights and obligations of the absorbed company are transferred to the surviving entity, provided that certain conditions are met. One of these conditions is that shareholders of the merged companies must maintain an equity interest in the surviving entity of no less than the amount held at the time of the reorganization for a two-year period from the date of reorganization.

Since the acquisition of TMA took place prior to the expiration of this two-year period, the surviving company (TMA) has proceeded to determine and pay the corresponding taxes prior to the due date, which is May 25, 2025.

Sincerely,

Telecom Argentina S.A.

/s/Luis Fernando Rial Ubago
Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	May 15, 2025	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations